UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Form 40-8B25


                       APPLICATION FOR EXTENSION OF TIME


                                   811- 3657
                      -----------------------------------
                      Investment Company Act File Number


                       DWS State Tax-Free Income Series
            ------------------------------------------------------
            (exact name of registrant as specified in its charter)


          Massachusetts                                 8363221104
------------------------------------         -----------------------------------
(State or other jurisdiction of              (I.R.S. Employer Identification
incorporation or organization)                             No.)

        222 Riverside Plaza
            Chicago, IL                                   60606
------------------------------------         -----------------------------------
(Address of principal executive offices)      (Zip Code)

                                (312) 537-7000
                          ----------------------------
                        (Registrant's telephone number)





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                                    PART I
                                  RULE 8b-25

         DWS State Tax-Free Income Series files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "Investment Company Act") (17 CFR 270.8b-25), on behalf of each of its series, DWS California Tax Free Income Fund and DWS New York Tax Free Income Fund, respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q ("Form N-Q"), which is filed pursuant to Rule 30b1-5 under the Investment Company Act, be extended from January 29, 2007 to February 13, 2007 as provided in Rule 8b-25.

         Due to a possible change in the accounting treatment of the presentation in the Fund's financial statements, including its schedule of portfolio holdings, of investments in certain tender option bonds or inverse floating rate bonds, the Fund is not able to finalize the presentation of these investments in its schedule of portfolio holdings for a timely filing of its Form N-Q. The Registrant's Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

         Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it is impractical for the Registrant to furnish a Form N-Q by January 29. Further, the Registrant believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

                                    PART II
                               OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

             Paul Schubert                (617)              295-2663
------------------------------------- ---------------  -------------------
                 (Name)                 (Area Code)    (Telephone Number)




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                                  SIGNATURES


The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.




By:  /s/ Paul Schubert
     -------------------------------
      Paul Schubert
      Chief Financial Officer and Treasurer


January 26, 2007


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